UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Promissory Note

On July 6, 2021, Sphere 3D Corp. (the "Company") entered into a Promissory Note (the "Note") and Security Agreement with Gryphon Digital Mining, Inc. ("Gryphon"), pursuant to which the Company loaned Gryphon $2.7 million in exchange for the Note bearing interest at 9.5% per annum.  On August 30, 2021, the Company entered into Amendment No. 1 to Promissory Note and Security Agreement pursuant to which the Company loaned Gryphon an additional $3,650,000. On September 29, 2021, the Company entered into Amendment No. 2 to Promissory Note and Security Agreement pursuant to which the Company loaned Gryphon an additional $3,650,000 and amended the repayment schedule whereby the principal and accrued interest shall be due and payable commencing on January 1, 2022 continuing until and including December 1, 2024 (the "Note Amendment").

The foregoing summary of the terms of the Note Amendment  are subject to, and qualified in its entirety by reference to the full text of the Note Amendment  filed hereto as Exhibit 99.1, to this Current Report on Form 6-K.

Amendment to Share Purchase Agreement

On September 14, 2020, the Company entered into a securities purchase agreement , as amended (the "Westworld SPA") with Westworld Financial Capital, LLC ("Westworld") relating to the issuance and sale to Westworld of 3,000 shares of the Company's Series E Convertible Preferred Shares, no par value (the "Series E Preferred Shares") in a private placement transaction, for gross proceeds of $3.0 million. Under the Westworld SPA, the Company agreed to obtain the consent of Westworld for any additional financings by the Company.  The Company has filed a Form F-3 with the Securities and Exchange Commission as part of an additional financing.  In consideration for Westworld waiving its rights to consent to any and all past, present and future additional financings by the Company, the parties entered into a second amendment to the Westworld SPA on October 1, 2021 (the "Second Amendment") under which the Company agreed to issue to Westworld, 850,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of $6.00 per share (the "Warrant").

The foregoing summary of the terms of the Second Amendment and Warrant are subject to, and qualified in its entirety by reference to the full text of the Second Amendment and form of Warrant  filed hereto as Exhibit 99.2, to this Current Report on Form 6-K.

Articles of Amendment

On October 1, 2021, the Company filed Articles of Amendment to create the Series H Preferred Shares (the "Amendment").

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment filed hereto as Exhibit 99.3,  to this Current Report on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this Form 6-K and the exhibits attached hereto contain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "intend," "may," "should," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. As noted above, the closing of the Offering is subject to the satisfaction of customary closing conditions and there is no assurance that the Company. will satisfy those conditions. While the Company. believes its plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. For information about the factors that could cause such differences, please refer to the Company's filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statement.

SUBMITTED HEREWITH

Exhibits

99.1	Amendment No. 2 to Promissory Note and Security Agreement dated September 29, 2021
99.2	Second Amendment to Purchase Agreement dated October 1, 2021and Form of Warrant
99.3	Articles of Amendment dated October 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: October 4, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer